First Amendment to

Fund Accounting and Financial Administration Addendum

For

Foreside Management Services, LLC

This First Amendment ("Amendment") to the Fund Accounting and Financial Administration Addendum (the "Addendum") to the Master Services Agreement ("Agreement"), dated June 6, 2017 by and between Foreside Management Services, LLC, on behalf of Asset Management Fund (the "Trust"), and its series listed on Schedule A of the Agreement and Ultimus Fund Solutions, LLC ("Ultimus"), an Ohio limited liability company (collectively the "Parties'') is entered into as of September 11, 2018 (the "Effective Date").

WHEREAS the Parties desire to amend the Agreement's Addendum to revise the scope of services provided by Ultimus; and

WHEREAS, Section 21.3 of the Agreement requires that all amendments and modifications of the Agreement be in writing and executed by the Parties.

NOW THEREFORE, the Parties hereby agree as follows:

1.	Capitalized terms not otherwise defined herein shall have the meanings set forth in the Agreement.

2.	Section 2.2 (B) of the Agreement's Addendum is deleted and replaced with the following:

(B) the Trust's reports with the SEC on Forms N-Q, N-CEN, N-PORT, and N-CSR as applicable.

3.	Except as expressly amended hereby, all of the provisions of the Agreement are restated and shall continue in full force and effect in accordance with its terms. If there is a conflict between this Amendment and the Agreement the terms of this Amendment will prevail.

4.	This Amendment shall be governed by, and the provisions of this Amendment shall be construed and interpreted under and in accordance with the laws of the State of Delaware.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed in their names and on their behalf by and through their duly authorized officers as of the Effective Date.

Foreside Management Services, LLC		Ultimus Fund Solutions, LLC

By:	/s/ David M. Whitaker	By:	/s/ Gary Tenkman
Name:	David M. Whitaker	Name:	Gary Tenkman
Title:	President	Title:	President

Amended and Restated Fund Accounting Fee Letter

For

Foreside Management Services, LLC

This Amended and Restated Fund Accounting Fee Letter applies to the Services provided by Ultimus Fund Solutions, LLC ("Ultimus") to Foreside Management Services, LLC (the "Client" and together with Ultimus the "parties"), on behalf of Asset Management Fund (the "Trust"), and its series listed on Schedule A to the Master Services Agreement, dated June 6, 2017 ("Agreement"), and the Amended Fund Accounting and Financial Administration Addendum, and is made and entered into as of September 11, 2018.

WHEREAS, the parties entered into the Agreement with a certain Fund Accounting Fee Letter dated June 6, 2017 which the parties now wish to amend and restate by entering into this superseding Amended and Restated Fund Accounting Fee Letter.

NOW THEREFORE, for and in consideration of the mutual covenants and agreements contained herein, and other good and valuable consideration, the receipt of which is hereby acknowledged, the parties agree as follows:

1.	Fees

For the Fund Accounting and Financial Administration Services provided under the Fund Accounting and Financial Administration Addendum, Ultimus shall be entitled to receive a fee from the Client on the first business day following the end of each month, or at such time(s) as Ultimus shall request and the parties hereto shall agree, computed at the greater amount of the following methodologies:

1.1	Minimum fee per Fund per year as follows:

[Intentionally omitted]

1.2	Asset based fee of:

[Intentionally omitted]

1.3	Post-trade Portfolio Compliance Monitoring: Ultimus assesses a fee of $[Intentionally Omitted] per fund, per month to conduct daily monitoring utilizing our portfolio compliance tool, UComply.

1.4	Multi-Manager: For Multi-Manager funds, Ultimus charges a fee of $[Intentionally Omitted] per month per manager.

1.5	Forms N-CEN and N-PORT

A.	Beginning on June 1, 2018, the Client agrees to pay Ultimus for any out-of-pocket expenses related to the preparation and filing of Form N-CEN and to meet the requirements of Rule 30a-1 under the 1940 Act.

B.	The Client agrees to pay Ultimus a one-time implementation fee of $[Intentionally Omitted] per Fund and an annual fee (based on the schedule below), for preparing Forms N-CEN and N-PORT and for meeting the requirements of Rule 30b1-9 under the 1940 Act. The implementation fee shall be paid in two equal installments with the first payment due 60 days prior to the Fund's first fiscal year end after the compliance date for Form N-CEN, and the second payment due 60 days prior to the Fund's compliance date for Form N-PORT.

[Intentionally omitted]

1.6	The Fees are computed daily and payable monthly, along with any out-of-pocket expenses. The Trust agrees to pay all fees within 30 days of receipt of each invoice. Ultimus retains the right to charge interest of 1.5% on any amounts that remain unpaid beyond such 30- day period. Acceptance of such late charge shall in no event constitute a waiver by Ultimus of the Trust's default or prevent Ultimus from exercising any other rights and remedies available to it.

2	Monthly Per Trade Fee

The Base fees, as described above, allow each Fund to execute up to 1000 portfolio trades (i.e., purchases and sales) per month without additional fees. For portfolio trades in excess of this amount, Ultimus will charge the respective Fund $5.00 for each such portfolio trade.

3.	Out-of-Pocket Expenses

Ultimus will assume responsibility for certain out-of-pocket expenses for the funds, up to an annual amount not to exceed [Intentionally Omitted] per fund. These out-of-pocket expenses include securities pricing fees, costs associated with the preparation of Ultimus’ Service Organization Control 1 Reports (“SOC1 Reports”), NASDAQ ticker fees and CUSIP related charges. If these expenses exceed the agreed upon cap the Client will be responsible for the additional out-of-pocket expenses.

The Client will reimburse Ultimus for the actual third-party data costs and data services required to completed Forms N-PORT and N-CEN and to meet the requirements of Rules 30a-1 and 30b1-9 under the 1940 Act. Ultimus will not be responsible for certain operating expenses, including but not limited to federal and state filing fees, custody expenses, automated fees or benchmark data from providers other than those already available to Ultimus clients, EDGARizing and XBRL services, insurance premiums, typsetting and printing of the Trust’s public documents, fulfillment expenses related to annual shareholder regulatory filings and fees and expenses of the Trust’s other vendors and providers.

4.	Term

4.1	Initial Term. This Amended and Restated Fund Accounting Fee Letter shall continue in effect until the expiration of the Master Services Agreement’s Initial Term (the “Initial Term”).

4.2	Renewal Terms. Immediately following the Initial Term, this Amended and Restated Fund Accounting Fee Letter shall automatically renew for successive one-year periods (each a “Renewal Term”).

5.	[RESERVED]

6.	Amendment

The parties may only amend this Amended and Restated Fund Accounting Fee Letter by written amendment signed by both parties.

Amended and Restated Fee Accounting Fee Letter dated September 11, 2018.

Foreside Management Services, LLC On behalf of all Funds listed on Schedule A to the Master Services Agreement		Ultimus Fund Solutions, LLC

By:	/s/ David M. Whitaker	By:	/s/ Gary Tenkman
Name:	David M. Whitaker	Name:	Gary Tenkman
Title:	President	Title:	President